Exhibit 16.1

March 30, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of BoysToys.com, Inc., a Delaware corporation (the "Company") and we reported on the balance sheets of the Company for the quarters ending, June 30, 2006 and September 30, 2006 and the related statements of operations, stockholders' equity and cash flows for the quarters then ended.

On March 28, 2007, we declined to stand for re-election as the independent registered public accounting firm of the Company We have read the Company's statements included under Item 4.01 of its Form 8-K, dated March 30, 2007 and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements related to the engagement of Stan J. H. Lee, C.P.A. as their independent registered public accounting firm.

Sincerely,

/s/ Chang Park, C.P.A.

Chang Park, C.P.A.